SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of December, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE and San'an Optoelectronics agree a substantial reduction in order volume / The existing partnership will be continued with new conditions / AIXTRON continues AIX R6 product development and qualification

Herzogenrath, Germany, December 09, 2015 - AIXTRON SE (ISIN DE000A0WMPJ6), one of the world's leading providers of deposition equipment to the semiconductor industry, has reached an agreement with its Chinese customer San'an Optoelectronics regarding a substantial reduction in the volume of AIX R6 MOCVD systems ordered from 50 to the three which have already been delivered.

Despite the efforts made by both parties, the customer's specific qualification requirements were not achieved. Both parties agreed to continue their existing partnership by cooperating on future system generations as well as on systems for other applications.

AIXTRON will proceed in marketing and the further development of the AIX R6 Showerhead technology. The focus is now on existing customers that have already achieved or are in the process of achieving qualification.

Impact on revenue and earnings

Based on a broader distribution of revenue for equipment in the silicon industry, power electronics and other optoelectronic applications, the company expects to generate full-year revenues of approximately EUR 190 million in 2015. The strategy of diversifying the product portfolio has borne fruit in the first nine months of 2015. The target of an EBITDA break-even in the second half of 2015 remains in place.

AIXTRON expects to generate revenues in 2016 of around the same level as 2015.

Results for 2015 will be published as planned on February 23, 2016.

Contact:
Guido Pickert
Investor Relations & Corporate Communications
T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at http://www.aixtron.com.

Forward-looking statements
This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate", and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	December 9, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO